EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of AMMO, Inc. on Form S-8 [File No. 333-221132] of our report dated August 13, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of AMMO, Inc. and Subsidiaries as of March 31, 2020 and for the year ended March 31, 2020, which report is included in this Annual Report on Form 10-K of AMMO, Inc. for the year ended March 31, 2020.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases in 2020 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective April 1, 2019 using the modified retrospective approach.

/s/ Marcum llp
Marcum llp

New York, NY

August 19, 2020